PRESS RELEASE
BANRO ANNOUNCES Q1 2017 PRODUCTION RESULTS

Banro produced 46,215 ounces of gold during the first quarter of 2017, with Twangiza contributing 23,115 ounces of gold and Namoya accounting for 23,100 ounces of gold

Toronto, Canada – April 13, 2017 – Banro Corporation ("Banro" or the "Company") (NYSE MKT - "BAA"; SX - "BAA") announces preliminary operating results for the first quarter of 2017.

Twangiza Update
Mining productivity advanced during the first quarter of 2017, with Twangiza continuing to move increased amounts of waste material to advance the mining program in order to increase ore deliveries in future quarters. Recoveries at Twangiza during the first quarter of 2017 continued to be impacted by the blend of ore types based on available run-of-mine ore. The combined impact of lower than expected mill throughput partially offset by modestly higher head grades and recoveries during the first quarter resulted in the gold production at Twangiza decreasing from the previous quarters.

The first quarter 2017 results for the Twangiza mine, in comparison to the first and fourth quarter of 2016, are as follows:

Operating Metrics	Units	Q1 2017	Q1 2016	% Change	Q4 2016	% Change
Total material mined	Tonnes	2,066,882	886,905	133%	1,601,524	29%
Total ore mined	Tonnes	603,460	459,792	31%	500,385	21%
Total ore milled	Tonnes	386,870	414,930	(7%)	406,044	(5%)
Head grade	g/t Au	2.70	2.61	4%	2.85	(5%)
Recovery	%	68.4	77.2	(11%)	71.0	(4%)
Strip ratio	t:t	2.43	0.93	161%	2.20	10%
Gold production	Ounces	23,115	26,638	(13%)	26,395	(12%)

Namoya Update

Mining productivity and heap leach ore tonnes stacked both decreased in the first quarter of 2017 as compared to the previous periods mainly because of the reduced availability of certain critical supplies. The overall reduced operating activities from both mining and processing operations during the first quarter impacted gold production; however, the decrease in gold production levels was limited because of continued gold recovery from material stacked in previous periods.

The first quarter of 2017 results for the Namoya mine, compared to the first and fourth quarter of 2016, are as follows:

Operating Metrics	Units	Q1 2017	Q1 2016	% Change	Q4 2016	% Change
Total material mined	Tonnes	2,384,658	1,982,555	20%	2,950,552	(19%)
Total ore mined	Tonnes	487,629	378,967	29%	666,037	(27%)
Total ore stacked	Tonnes	507,422	414,120	23%	653,049	(22%)
Head grade	g/t Au	2.08	1.94	8%	1.78	18%
Strip ratio	t:t	3.89	4.23	(8%)	3.43	13%
Gold production	Ounces	23,100	17,554	32%	24,054	(4%)

Qualified Person
Daniel K. Bansah, the Company's Head of Projects and Operations and a "qualified person" as such term is defined in National Instrument 43-101, has approved the technical information in this press release.

Banro Corporation is a Canadian gold mining company focused on production from the Twangiza and Namoya mines, which began commercial production in September 2012 and January 2016 respectively. The Company’s longer-term objectives include the development of two additional major, wholly-owned gold projects, Lugushwa and Kamituga. The four projects, each of which has a mining license, are located along the 210 kilometres long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the Democratic Republic of the Congo (“DRC”). All business activities are followed in a socially and environmentally responsible manner.

Cautionary Note to U.S. Investors
The United States Securities and Exchange Commission (the "SEC") permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Certain terms are used by the Company, such as "Measured", "Indicated", and "Inferred" "Resources", that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in the Company's Form 40-F Registration Statement, File No. 001-32399, which may be secured from the Company, or from the SEC's website at http://www.sec.gov/edgar.shtml.

Cautionary Note Concerning Forward-Looking Statements
This press release contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding estimates and/or assumptions in respect of future gold production (including the timing thereof), costs, cash flow and gold recoveries, mineral resource and mineral reserve estimates, potential mineral resources and mineral reserves and the Company’s production, development and exploration plans and objectives) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things: uncertainty of estimates of capital and operating costs, production estimates and estimated economic return of the Company’s projects; the possibility that actual circumstances will differ from the estimates and assumptions used in the economic studies of the Company’s projects; failure to establish estimated mineral resources and mineral reserves (the Company’s mineral resource and mineral reserve figures are estimates and no assurance can be given that the intended levels of gold will be produced); fluctuations in gold prices and currency exchange rates; inflation; gold recoveries being less than expected; uncertainties relating to the availability and costs of financing needed in the future; changes in equity markets; political developments in the DRC; lack of infrastructure; failure to procure or maintain, or delays in procuring or maintaining, permits and approvals; lack of availability at a reasonable cost or at all, of plants, equipment or labour; inability to attract and retain key management and personnel; changes to regulations affecting the Company's activities; the uncertainties involved in interpreting drilling results and other geological data; and the other risks disclosed under the heading "Risk Factors" and elsewhere in the Company's annual report on Form 20-F dated April 2, 2017 filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

For further information, please visit our website at www.banro.com, or contact:
Martin Jones
+1 (416) 366-2221 Ext. 3213
+1-800-714-7938 Ext. 3213
info@banro.com